

13013289

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR - 1 2013

Washington DC 402

SEC FILE NUMBER
8- 67097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ari Financial Services Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

10740 Nall Avenue Suite 235
(No. and Street)

Overland Park	Kansas	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Brian Candler   816-699-1204
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce D. Culley CPA PC
(Name – if individual, state last, first, middle name)

3000 Brooktree Lane, Suite 210	Gladstone	MO	64119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Wm. Brian Candler_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ARI Financial Services, Inc._____ , as of __December 31_____ , 20 __12____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of: Kansas
County of: Johnson
Sworn to and subscribed before me this 18
day of February , 2013
witness my hand and official seal
Notary Public _____

___Notary Public___

_____ Wm Cm _____
Signature

_____ PRESIDENT _____
Title

> NOTARY PUBLIC - - State of Kansas
> ERIK K. WINKLER
> My Appt. Exp. 9·26·16

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.

3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040   FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

ARI FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012

ARI FINANCIAL SERVICES, INC.

Table of Contents

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040   Fax: 816-453-0721

Independent Auditor's Report

The Board of Directors
ARI Financial Services, Inc.
Overland Park, Kansas

I have audited the accompanying statement of financial condition of ARI Financial Services, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2013

1

ARI FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	45,978
Deposits and Prepaid Expenses		29,376
Computer Equipment, Net of Depreciation		605
Prepaid Taxes		510
Deferred Taxes		2,872
Total Assets	$	79,341

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable and Accrued Expenses	$	7,407
Payroll Taxes Payable		8,009
Deferred Taxes		4,961
Total Liabilities		20,377

Stockholder's Equity

Common Stock, $1 Par Value, 10,000 Shares Authorized,	
1,644 Issued and Outstanding	1,644
Additional Paid-in Capital	23,689
Retained Earnings	33,631
Total Stockholder's Equity	58,964
Total Liabilities and Stockholder's Equity	$ 79,341

ARI FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions	$ 3,105,285
Compliance Management Fees	403,662
Refund Fees	83,919
Marketing	18,088
Interest Income	6
Other	18,930
Total Revenues	3,629,890
EXPENSES	
Commissions and Syndication Expenses	2,586,070
Employee Compensation and Benefits	208,781
Professional Services	484,061
Insurance, Registration Fees and Bonding	68,843
Recruiting	217,668
Office and Other Expenses	82,064
Total Expenses	3,647,487
Net Income (Loss) before Income Taxes	(17,597)
Income Taxes	
Current	-
Deferred	(2,409)
Total Income Taxes	(2,409)
Net Income (Loss) after Income Taxes	$ (15,188)

See notes to the financial statements.

ARI FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's Equity, Beginning of Year	$ 1,644	$23,689	$ 48,819	$ 74,152
Net Income (Loss)	-	-	(15,188)	(15,188)
Stockholder's Equity, End of Year	$ 1,644	$23,689	$ 33,631	$ 58,964

See notes to the financial statements.

ARI FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (15,188)
Adjustments to Reconcile Net Cash to	
Net Cash Provided by Operating Activities	
Depreciation	908
Increase in Deposits and Prepaids	(2,415)
Increase in Prepaid Taxes	(510)
Decrease in Deferred Taxes	(2,872)
Increase in Accounts Payable	652
Decrease in Income Taxes Payable	(3,414)
Increase in Deferred Tax Liability	463
Increase in Payroll Taxes Payable	3,189
Total Adjustments	(3,999)
Net Cash Provided (Used) by Operating Activities	(19,187)
CASH FLOW FROM FINANCING ACTIVITIES	-
CASH FLOW FROM INVESTING ACTIVITIES	
Increase in Computer Equipment	(1,513)
Net Cash Provided (Used) by Investing Activities	(1,513)
Increase (Decrease) in Cash	(20,700)
Cash, Beginning of Year	66,678
Cash, End of Year	$ 45,978

See notes to the financial statements.

5

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

ARI Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is in the general securities business located in Overland Park, Kansas.

Securities and Commission Transactions

Commission fee revenues and expenses are recorded on an accrual basis as transactions are closed.

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions.

Income Taxes

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax liability relates to the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the accounting periods benefited. The deferred tax asset relates to the benefit of the operating loss carryforward which can offset income taxes due in the future. The component of the deferred tax asset and liability on the Statement of Financial Condition at December 31, 2012, relates to the following:

Temporary Difference	Asset	Liability	Related Balance Sheet Account
Insurance and Registration Expense	$ -	$ 4,961	Prepaid Expenses
Operating Loss Carryforward	$ 2,872		

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes – Continued

The current provision for income taxes consists of credits as follows:

Federal	$	-
State and Local		-
	$	-

Property and Depreciation

Office furniture at December 31, 2012, consists of the following and is depreciated using an accelerated method of depreciation.

	Balance	Life
Office Furniture and Computer Equipment	$ 1,513	5 years
Less Accumulated Depreciation	(908)	
	$ 605	

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purpose.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $25,601 which was $20,601 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was .80 to 1.

SUPPLEMENTARY INFORMATION

ARI FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2012

I. Computation of Net Capital under SEC Rule 15c3-1

Total Stockholder's Equity	$ 58,964
Non-allowable Assets	(33,363)
Net Capital	25,601
Minimum Net Capital Required, the Greater of $5,000 or 6 2/3% of Aggregate Indebtedness	(5,000)
Excess Net Capital	$ 20,601
Aggregate Indebtedness: Total Liabilities	$ 20,377
Ratio: Aggregate Indebtedness to Net Capital	0.80 to 1

II. Computation of Reserve
   Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control
    Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

Net Capital per December 31, 2012, Form X-17A-5	$ 25,601
Net Capital per Schedule I above	$ 25,601

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040   Fax: 816-453-0721

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
ARI Financial Services, Inc.
Overland Park, Kansas

In planning and performing my audit of the financial statements of ARI Financial Services, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

10

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2013

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040   FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

ARI FINANCIAL SERVICES, INC.

AGREED UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2012

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of   Member Missouri Society of
Certified Public Accountants   Certified Public Accountants

Independent Accountant's Report on Applying Agreed Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of ARI Financial Services, Inc.
10740 Nall Avenue, Suite 235
Overland Park, Kansas 66211

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for year ended December 31, 2012, which were agreed to by ARI Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating ARI Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ARI Financial Services, Inc.'s management is responsible for the ARI Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting any differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2013

ARI FINANCIAL SERVICES, INC.
DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
SCHEDULE OF ASSESSMENT AND PAYMENT
DECEMBER 31, 2012

Total Revenue	$ 3,629,890
Deductions	
Commissions, Floor Brokerage and Clearance Paid to Others	(1,559,533)
Other Revenue not Related Either Directly or Indirectly to the Securities Business	(829,980)
SIPC Net Operating Revenues	$ 1,240,377
General Assessment @ .0025	$ 3,100
General Assessment	$ 3,100
Less Payment Made with SIPC-6 Filed July 23, 2012	(1,174)
Assessment Balance Due	$ 1,926